Bandon Isolated Alpha Fix Income Fund

SUBSEQUENT EVENTS

At a Special Meeting of Shareholders of the Trust, held at the offices of GFS, 80 Arkay Drive, Suite 110, Hauppauge, NY 11788, on Friday, August 2, 2013, Trust shareholders of record as of the close of business on June 7, 2013 voted to approve the following proposal:

Proposal 1: To approve a new Investment Advisory Agreement.

    Shares Voted	           Shares Voted Against
      In Favor		               or Abstentions
     16,522,634			          431,951